PRESS RELEASE                                        Source: SurfNet Media Group

'THE GARY NULL SHOW' DEBUT GENERATES OVERWHELMING INTERNET LISTENER RESPONSE ON THE VOICEAMERICA NETWORK
Wednesday January 5, 6:02 am ET


VOICEAMERICA EXPANDING SERVER CAPACITY TO MEET AUDIENCE DEMAND

TEMPE, Ariz., Jan. 5 /PRNewswire-FirstCall/ -- SurfNet Media Group ( http://www.surfnetmedia.com/) (OTC Bulletin Board: SFNM - News) announced today that the January debut of "The Gary Null Show" has generated overwhelming Internet traffic on the VoiceAmerica Network ( http://www.voice.voiceamerica.com/), with listeners pouring in at a rate of more than 100 hits per second during the Monday and Tuesday broadcasts. "We are pleased by the huge response Gary is generating on our network," said Robert Arkin, SurfNet's CEO. "We are working quickly to upgrade our server capacity to meet the demands of Gary's popularity and fulfill on Gary's Number #1 objective to provide free of charge to the widest possible audience potentially life-changing programming exploring the nature and politics of medicine, health, nutrition and the environment." Visitors who missed Monday's and Tuesday's shows can hear them at their convenience On-Demand by clicking the link on the VoiceAmerica Network Portal at http://www.voiceamerica.com/ .

"The pervasiveness of the Web and its ability to provide what consumers want when they want it makes the Web the first source for news, information and entertainment," commented Dr. Null. "My successful VoiceAmerica premiere illustrates the pent up demand for accessible, quality programming you don't need to pay a subscription fee to receive."

"The Gary Null Show" is the longest-running health program in America and a winner of eight Silver Microphone Awards. The show airs live weekdays from 12 noon to 1 p.m. Eastern (9-10 a.m. Pacific) and rebroadcasts on the VoiceAmerica Health and Wellness Network (http://www.health.voiceamerica.com/) at 9-10 a.m. Eastern (6-7 a.m. Pacific).

Gary Null, Ph.D. (http://www.garynull.com/), a leading natural health spokesperson and nutritional expert, is a broadcast veteran of over 27 years, a New York Times best-selling author of over 70 books and an award-winning documentary filmmaker. He appears regularly on public television, and has been featured in numerous publications, including Time, The Daily News and Fitness.

SurfNet Media Group is an Internet digital entertainment media publisher producing and broadcasting live and on-demand talk radio content to targeted audiences streamed globally 24/7. SurfNet produces and broadcasts over 100 talk programs weekly on the VoiceAmerica Network (http://www.voiceamerica.com/).